

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2022

Rebecca Thompson
Chief Financial Officer
AAON, Inc.
2425 South Yukon Ave.
Tulsa, OK 74107

> **Re: AAON, Inc.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 000-18953**

Dear Rebecca Thompson:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation